(Formerly Timmins Gold Corp.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended
June 30, 2017 and 2016
(Unaudited)

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the three and six months ended June 30, 2017 and 2016
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended June 30,		Six months ended June 30,
	Note	2017	2016	2017	2016

Metal revenues	13	$27,069	$33,075	$59,375	$61,684

Cost of sales (including depreciation and depletion)	4a)	16,862	22,315	38,063	44,589

Earnings from mine operations		10,207	10,760	21,312	17,095

Corporate and administrative expenses	4b)	2,456	2,098	3,781	3,852
Impairment of exploration and evaluation asset	3	-	(42)	-	12,737

Earnings from operations		7,751	8,704	17,531	506

Other income (expense), net		8	90	58	79
Finance expense	4c)	(1,558)	(1,701)	(1,796)	(3,054)
Loss on derivative contracts		(62)	(60)	(1,483)	(449)
Foreign exchange gain (loss)		72	(140)	119	(409)

Earnings (loss) before income taxes		6,211	6,893	14,429	(3,327)

Income taxes
Current tax expense (recovery)		3,169	(183)	5,998	-
Deferred tax (recovery) expense		(470)	681	(1,123)	611
		2,699	498	4,875	611

Earnings (loss) and comprehensive income (loss) for the period		$3,512	$6,395	$9,554	$(3,938)

Weighted average shares outstanding:
Basic	11	35,562,847	31,769,803	35,562,847	31,656,934
Diluted	11	36,238,045	31,977,192	36,169,537	31,656,934

Earnings (loss) per share:
Basic	11	$0.10	$0.20	$0.27	$(0.12)
Diluted	11	$0.10	$0.20	$0.26	$(0.12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2017 and 2016
(In thousands of United States dollars) - Unaudited

		Three months ended June 30,		Six months ended June 30,
	Note	2017	2016	2017	2016

OPERATING ACTIVITIES
Earnings (loss) before income taxes		$6,211	$6,893	$14,429	$(3,327)
Items not affecting cash:
Depletion and depreciation	4a)	791	4,019	2,630	7,300
Finance expense	4c)	1,558	1,701	1,796	3,054
Loss (gain) on derivative contracts		69	(389)	1,490	-
Share-based payments	10b)	253	244	430	467
Impairment of exploration and evaluation asset	3	-	(42)	-	12,737
Termination benefits	10a)	-	837	-	848
Unrealized foreign exchange loss (gain)		116	193	(58)	768
		8,998	13,456	20,717	21,847
Changes in non-cash working capital items:
Trade and other receivables		(3,657)	1,630	(2,425)	3,634
Inventories		(4,402)	(237)	(3,482)	(2,146)
Advances and prepaid expenses		(126)	128	(65)	184
Trade payables and accrued liabilities		1,959	(3,492)	1,430	(9,274)
Income taxes paid		-	-	(3,660)	-
Cash provided by operating activities		2,772	11,485	12,515	14,245

INVESTING ACTIVITIES
Expenditures on mineral properties, and plant and equipment		(3,153)	(2,647)	(5,222)	(4,595)
Expenditures on exploration and evaluation		(2,997)	(817)	(5,770)	(2,262)
Deposit on asset held for sale		-	6,750	-	7,000
Newstrike transaction costs		-	(636)	-	(636)
Restricted cash		-	1,027	-	2,316
Cash (used in) provided by investing activities		(6,150)	3,677	(10,992)	1,823

FINANCING ACTIVITIES
Interest paid	7	(1)	(271)	(6)	(571)
Loan facility extension fees		-	(362)	-	(602)
Repayment of loan facility		-	(10,223)	-	(10,223)
Repayment of debenture		-	(1,540)	-	(1,540)
Cash used in financing activities		(1)	(12,396)	(6)	(12,936)

Effects of exchange rate changes on the balance of cash held in foreign currencies		68	(57)	489	35

(Decrease) increase in cash and cash equivalents		(3,311)	2,709	2,006	3,167
Cash and cash equivalents, beginning of period		39,194	9,641	33,877	9,183
Cash and cash equivalents, end of period		$35,883	$12,350	$35,883	$12,350

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars) - Unaudited

	Note	June 30, 2017	December 31, 2016

ASSETS
Current
Cash and cash equivalents		$35,883	$33,877
Trade and other receivables	5	7,427	8,899
Inventories	6	13,551	10,335
Advances and prepaid expenses		1,621	1,556
Derivative asset	12	385	1,875
Total current assets		58,867	56,542

Mineral properties, plant and equipment, exploration and evaluation	7	123,184	114,301
Total assets		$182,051	$170,843

LIABILITIES
Current
Trade payables and accrued liabilities	8	$18,061	$17,187
Equipment financing	7	-	378
Other provisions		1,233	1,219
Total current liabilities		19,294	18,784

Warrant liability	9	4,133	2,471
Deferred tax liabilities		2,292	3,354
Provision for site reclamation and closure		3,262	3,148
Total liabilities		28,981	27,757

EQUITY
Issued capital		212,698	212,698
Share-based payment reserve		18,747	18,317
Deficit		(78,375)	(87,929)
Total equity		153,070	143,086
Total liabilities and equity		$182,051	$170,843

Events after the reporting period (note 5 and 14)

Approved by the Directors

“Greg McCunn”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

				Share-
		Number of		based	(Deficit)
		common	Issued	payment	Retained	Total
		shares (1)	capital	reserve	earnings	equity
Balance at January 1, 2017	Note	35,562,847	$212,698	$18,317	$(87,929)	$143,086
Earnings and comprehensive income for the period		-	-	-	9,554	9,554
Share-based payments	10b)	-	-	430	-	430
Balance at June 30, 2017		35,562,847	$212,698	$18,747	$(78,375)	$153,070

Balance at January 1, 2016		31,533,207	$198,649	$17,480	$(119,667)	$96,462
Loss and comprehensive loss for the period		-	-	-	(3,938)	(3,938)
Share-based payments	10b)	-	-	467	-	467
Shares issued for debenture interest	10a)	30,193	80	-	-	80
Shares issued in lieu of bonus payment on long-term debt extinguishment	10a)	55,000	134	-	-	134
Shares issued in lieu of termination benefits	10a)	304,447	848	-	-	848
Balance at June 30, 2016		31,922,847	$199,711	$17,947	$(123,605)	$94,053

(1) Share consolidation (note 1).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

On May 12, 2017, Timmins Gold Corp. changed its name to Alio Gold Inc. (“the Company”).

Alio Gold Inc. (formerly Timmins Gold Corp.) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V., Molimentales del Noroeste, S.A. de C.V. (“MdN”) and Minera Aurea, S.A de C.V. (“Minera Aurea”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico and Minera Aurea holds a 100% interest in the Ana Paula Property, an exploration and evaluation asset in Guerrero, Mexico.

The Company is listed for trading on the Toronto Stock Exchange and the New York Stock Exchange American under the symbol ALO. The registered office of the Company is located at Suite 615 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Share consolidation

On May 12, 2017, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of ten pre-consolidated common shares for one post- consolidated common share. The share consolidation was approved by the shareholders on May 12, 2017. The share consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings (loss) per share (note 11), issued and outstanding common shares (note 10(a)), options (note 10(b)) and warrants (note 9), and per share amounts in these condensed interim consolidated financial statements (“interim financial statements”) have been adjusted retrospectively to reflect the share consolidation.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2016 and 2015 (“annual consolidated financial statements”).

These interim financial statements have been prepared using the same accounting policies and methods of computation as the annual consolidated financial statements with the exception of the adoption of narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which were effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's condensed interim consolidated financial statements.

These interim financial statements were approved by the Board of Directors and authorized for issue on August 9, 2017.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

2.	BASIS OF PREPARATION (continued)

b)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2(d) and 2(e) to the annual consolidated financial statements with the exception of items noted below:

Evaluation of indicators of impairment and reversal of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit may be impaired, or require impairment reversal, thereby requiring adjustment to the carrying value.

During the three and six months ended June 30, 2017, a revitalization plan for the San Francisco Mine was finalized. On May 25, 2017, an updated NI 43-101 F1 Technical Report (the “Report”) was completed with an effective date of April 1, 2017.

The Company assessed the Report and updated mine plan for impairment reversal indicators. The Report includes assumptions and estimates that require operational validation including gold recovery and capital project completion. The Company concluded that until significant operational estimates are validated there are no indicators of impairment reversal. The Company will continue to monitor and assess these factors in future periods to determine if and when indicators of an impairment or reversal of impairment are present necessitating a reassessment of the carrying value of the San Francisco Mine.

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	CABALLO BLANCO PROPERTY SALE

During the six months ended June 30, 2016, the Caballo Blanco Property, which was disposed of on July 20, 2016, was classified as an asset held for sale and an impairment charge of $12,737 was recorded to reduce the carrying amount of the Caballo Blanco Property to its fair value.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

4.	EXPENSES

a)	Cost of sales

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Costs of contract mining	$11,230	$10,019	$20,543	$21,468
Crushing and gold recovery costs	7,254	7,171	14,141	14,586
Mine site administration costs	1,264	955	2,289	1,866
Transport and refining	61	85	142	173
Royalties	135	165	296	307
Demobilization costs	-	22	-	1,303
Change in inventories	(3,873)	(121)	(1,978)	(2,414)
Production costs	16,071	18,296	35,433	37,289
Depreciation and depletion	791	4,019	2,630	7,300
Cost of sales (including depreciation and depletion)	$16,862	$22,315	$38,063	$44,589

b)	Corporate and administrative expenses

		Three months ended June 30,		Six months ended June 30,
	Note	2017	2016	2017	2016
Salaries (1)		$1,347	$654	$1,821	$1,295
Consulting and professional fees		337	782	688	1,397
Share-based payments	10b)	253	244	430	467
Rent and office costs		117	105	187	181
Administrative and other		402	313	655	512
Corporate and administrative expenses		$2,456	$2,098	$3,781	$3,852

(1)	During the three and six months ended June 30, 2017, salaries include termination benefits of $708 (three and six months ended June 30, 2016 - $nil and $44, respectively).

c)	Finance expense

		Three months ended June 30,		Six months ended June 30,
	Note	2017	2016	2017	2016
Loss on revaluation of warrant liabilities	9	$1,493	$968	$1,662	$1,548
Accretion of provision for site reclamation and closure and other provisions		64	17	128	30
Interest on loan facility and equipment financing	7	1	271	6	571
Accretion of loan facility		-	352	-	736
Accretion on extinguished liability		-	69	-	126
Interest on debenture		-	24	-	43
Finance expense		$1,558	$1,701	$1,796	$3,054

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

5.        TRADE AND OTHER RECEIVABLES

	June 30,	December 31,
	2017	2016
Trade receivable	$529	$1,322
VAT receivable (1)	4,284	4,921
Receivable on Caballo Blanco Property sale (2)	2,500	2,500
Other receivables	114	156
	$7,427	$8,899

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the three and six months ended June 30, 2017, the Company submitted income tax instalments of $2,085 and $4,510, respectively (three and six months ended June 30, 2016 - $nil and $nil, respectively). During the three and six months ended June 30, 2017, the Company collected $1,254 and $4,855, respectively (three and six months ended June 30, 2016 - $5,022 and $10,827, respectively) of the VAT receivable. Subsequent to June 30, 2017, $113 of VAT was received by the Company.

(2)	Subsequent to June 30, 2017, the Company received $2,500 related to the Caballo Blanco Property sale.

6.	INVENTORIES

	June 30,	December 31,
	2017	2016
Ore in process	$7,630	$6,347
Finished metal inventory	429	-
Supplies	5,492	3,988
	$13,551	$10,335

The costs of inventories recognized as an expense for the three and six months ended June 30, 2017, were $14,611 and $32,706, respectively (three and six months ended June 30, 2016 - $17,069 and $33,640, respectively) and are included in cost of sales.

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

	Mineral	Plant and	Exploration
	properties (1)	equipment (2,3)	and evaluation	Total
Cost
At January 1, 2017	$176,503	$112,385	$84,190	$373,078
Expenditures	1,163	4,614	5,496	11,273
At June 30, 2017	177,666	116,999	89,686	384,351
Accumulated depreciation, depletion and impairment
At January 1, 2017	157,856	92,243	8,678	258,777
Depreciation and depletion	1,802	588	-	2,390
At June 30, 2017	159,658	92,831	8,678	261,167
Carrying amount at June 30, 2017	$18,008	$24,168	$81,008	$123,184

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (continued)

		Mineral	Plant and	Exploration
	Note	properties (1)	equipment (2,3)	and evaluation	Total
Cost
At January 1, 2016		$176,089	$104,361	$108,253	$388,703
Expenditures		1,303	8,024	5,839	15,166
Caballo Blanco Property sale		-	-	(29,902)	(29,902)
Change in reclamation obligation		(889)	-	-	(889)
At December 31, 2016		176,503	112,385	84,190	373,078
Accumulated depreciation, depletion, impairment At January 1, 2016		166,166	93,157	8,678	268,001
Depreciation and depletion		10,201	4,274	-	14,475
Impairment of exploration and evaluation	3	-	-	12,737	12,737
Caballo Blanco Property sale	3	-	-	(12,737)	(12,737)
Impairment reversal of mineral properties, plant and equipment		(18,511)	(5,188)	-	(23,699)
At December 31, 2016		157,856	92,243	8,678	258,777
Carrying amount at December 31, 2016		$18,647	$20,142	$75,512	$114,301

(1)	At June 30, 2017, mineral properties include $925 (December 31, 2016 - $nil) of unamortized deferred stripping costs.
(2)

The Company entered into an agreement with an equipment supplier to finance the remaining portion of an equipment purchase totalling $4,862 of which the Company had previously paid $1,459. The financing agreement carries an annual interest rate of 7.2%. On November 15, 2015, the Company renegotiated the terms of repayment. As a result, the remaining balance of $1,229 was payable in 19 monthly instalments with the final instalment being paid on April 25, 2017. The first six instalments were for the interest portion only with the remaining instalments to include equal principal repayments of $95. At June 30, 2017, the equipment financing balance was $nil (December 31, 2016 - $378).

(3)	Plant and equipment includes construction-in-progress assets of $15,427 (December 31, 2016 - $13,590).

Carrying amount by segment

			Exploration
	Mineral	Plant and	and
	properties	equipment	evaluation	Total
At June 30, 2017
San Francisco Mine	$18,008	$11,019	$745	$29,772
Ana Paula Project	-	13,114	80,263	93,377
Other	-	35	-	35
	$18,008	$24,168	$81,008	$123,184

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (continued)

			Exploration
	Mineral	Plant and	and
	properties	equipment	evaluation	Total
At December 31, 2016
San Francisco Mine	$18,647	$7,730	$496	$26,873
Ana Paula Project	-	12,412	75,016	87,428
	$18,647	$20,142	$75,512	$114,301

8.	TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30,	December 31,
	2017	2016
Trade payables	$13,240	$10,609
Income taxes payable	1,660	2,800
Accrued liabilities (1)	1,436	2,053
Vendor loan	1,725	1,725
	$18,061	$17,187

(1)	Accrued liabilities at June 30, 2017, include bonuses of $471 (December 31, 2016 - $1,007).

9.	WARRANT LIABILITY

a)	Bought deal financing

On November 30, 2016, the Company closed a bought deal financing issuing 36,400,000 units of the Company. Each unit included one common share of the Company and one-half of one common share purchase warrant. 18,200,000 warrants were issued as a result of the financing. The warrants are listed for trading on the Toronto Stock Exchange under the symbol ALO.W. Ten warrants are exercisable for one common share of the Company at a price of C$7.00 ($5.21) per common share prior to May 30, 2018. As at June 30, 2017, and December 31, 2016, there were 18,200,000 of these share purchase warrants outstanding, which are exercisable into 1,820,000 common shares.

The share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments Recognition and Measurement, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (note 4(c)).

At June 30, 2017, the share purchase warrants were revalued to a fair value of $2,244 (December 31, 2016 - $1,220), using the closing price of C$0.16 ($0.12) (December 31, 2016 - C$0.09 ($0.07)), recognizing a loss during the three and six months ended June 30, 2017 of $1,013 and $1,024, respectively (three and six months ended June 30, 2016 - $nil and $nil, respectively) on the revaluation of the share purchase warrant liability (note 4(c)).

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

9.	WARRANT LIABILITY (continued)

b)	Private placement

On October 19, 2015, in connection with a C$6,000 ($4,616) non-brokered private placement with Goldcorp, the Company issued 1,000,000 share purchase warrants. Each share purchase warrant is exercisable for one common share of the Company at a price of C$3.50 ($2.70) per share for a term of twenty-four months. Following the eleven-month anniversary date, at the election of the Company, the share purchase warrants would be subject to an accelerated cancellation period of ten days if the Company’s closing share price meets or exceeds C$6.00 ($4.60) per share for a period of twenty consecutive days. Should the Company elect to cancel the warrants, payment to the warrant holder would be required in the amount of the difference between the exercise price and the five-day volume weighted average share price for each warrant cancelled. As at June 30, 2017, and December 31, 2016, there were 1,000,000 of these share purchase warrants outstanding.

The share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments Recognition and Measurement, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (note 4(c)).

On June 30, 2017, the share purchase warrants were revalued to a fair value of $1,889 (December 31, 2016 - $1,251) using the following weighted average assumptions for the Black-Scholes option pricing:

	June 30,	December 31,
	2017	2016
Risk-free interest rate	0.69%	0.69%
Expected life of options	0.4 years	0.8 years
Annualized volatility	70.6%	97.2%
Dividend rate	0.0%	0.0%

During the three and six months ended June 30, 2017, the Company recognized a loss of $480 and $638, respectively (three and six months ended June 30, 2016 - $968 and $1,548, respectively) on the revaluation of the share purchase warrant liability (note 4(c)).

10.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

The Company had no common share transactions during the six months ended June 30, 2017.

The Company had the following common share transactions during the six months ended June 30, 2016:

•	The Company issued 30,193 common shares valued at $80 to settle debenture common share interest.
•	The Company issued 55,000 common shares valued at $134 to settle bonus payment on extinguishment of loan facility to Goldcorp.
•	The Company issued 304,447 common shares valued at $848 in connection to termination benefits.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

10.	EQUITY (continued)

At June 30, 2017, there were 35,562,847 issued and outstanding common shares (December 31, 2016 - 35,562,847). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods no less than eighteen months.

Share option transactions and the number of share options outstanding during the six months ended June 30, 2017, and year ended December 31, 2016, are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2016	2,146,550	14.73
Granted	255,000	3.30
Expired	(523,600)	21.37
Forfeited	(92,500)	8.71
Outstanding at December 31, 2016	1,785,450	11.47
Granted	455,000	5.21
Expired	(160,000)	25.60
Outstanding at June 30, 2017	2,080,450	9.03
Exercisable at June 30, 2017	1,330,450	10.85

Share options outstanding and exercisable at June 30, 2017, are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
2.50 - 10.00	1,503,850	5.50	3.74	817,600	6.01	3.30
10.01 - 20.00	436,500	14.51	2.11	372,750	14.31	2.08
20.01 - 31.40	140,100	29.87	3.07	140,100	29.87	3.07
	2,080,450	9.03	3.35	1,330,450	10.85	2.93

The fair value of share options recognized as an expense during the three and six months ended June 30, 2017, was $253 and $430, respectively (three and six months ended June 30, 2016 - $244 and $467, respectively).

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

10.	EQUITY (continued)

The weighted average grant date fair value of options granted during the three and six months ended June 30, 2017, was C$3.31 ($2.46) and C$3.08 ($2.31), respectively (three and six months ended June 30, 2016 - C$1.85 ($1.43) and C$1.85 ($1.39), respectively). The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three and six months ended June 30, 2017 and 2016:

	Three and six months ended June 30,
	2017	2016
Risk-free interest rate	1.0%	1.0%
Expected life of options	4.5 years	5.0 years
Annualized volatility	74.8 - 76.5%	73.0%
Forfeiture rate	2.2%	2.2%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

11.	EARNINGS (LOSS) PER SHARE

	Three months ended June 30, 2017			Three months ended June 30, 2016
		Weighted			Weighted
	Earnings for	average shares	Earnings	Earnings for	average shares	Earnings
	the period	outstanding	per share	the period	outstanding	per share
Basic EPS	$3,512	35,562,847	$0.10	$6,395	31,769,803	$0.20
Effect of dilutive securities:
Share options	-	227,231	-	-	47,916	-
Warrants	-	447,967	-	-	159,473	-
Diluted EPS	$3,512	36,238,045	$0.10	$6,395	31,977,192	$0.20

At June 30, 2017, 2,080,450 (June 30, 2016 - 1,864,050) share options were outstanding, of which 1,577,939 were anti-dilutive (June 30, 2016 - 1,656,550).

At June 30, 2017, 1,000,000 (June 30, 2016 - 1,000,000) private placement share purchase warrants (note 9(b)) were outstanding, of which nil (June 30, 2016 - 1,000,000) were anti-dilutive.

At June 30, 2017, 18,200,000 (June 30, 2016 - nil) bought deal financing share purchase warrants (note 9(a)) were outstanding, all of which were anti-dilutive.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

11.	EARNINGS (LOSS) PER SHARE (continued)

	Six months ended June 30, 2017			Six months ended June 30, 2016
		Weighted			Weighted
	Earnings for	average shares	Earnings	Loss for	average shares	Loss
	the period	outstanding	per share	the period	outstanding	per share
Basic EPS	$9,554	35,562,847	$0.27	$(3,938)	31,656,934	$(0.12)
Effect of dilutive securities:
Share options	-	202,101	-	-	-	-
Warrants	-	404,589	-	-	-	-
Diluted EPS	$9,554	36,169,537	$0.26	$(3,938)	31,656,934	$(0.12)

At June 30, 2017, 2,080,450 (June 30, 2016 - 1,864,050) share options were outstanding, of which 1,617,939 were anti- dilutive (June 30, 2016 - 1,864,050).

At June 30, 2017, 1,000,000 (June 30, 2016 - 1,000,000) private placement share purchase warrants (note 9(b)) were outstanding, of which nil (June 30, 2016 - 1,000,000) were anti-dilutive.

At June 30, 2017, 18,200,000 (June 30, 2016 - nil) bought deal financing share purchase warrants (note 9(a)) were outstanding, all of which were anti-dilutive.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At June 30, 2017, and December 31, 2016, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the share purchase warrants (note 9) and the derivative asset.

The carrying values of cash and cash equivalents, trade and other receivables, trade payables, and vendor loan approximate their fair value due to their short-term nature.

As at June 30, 2017, the Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 27,100 gold ounces were placed under these contracts with expiry dates through to December 26, 2017, with a weighted average floor price of $1,216 per gold ounce and a weighted average maximum sales price of $1,371 per gold ounce. At August 9, 2017, 23,800 of these option contracts were unsettled and 3,300 had expired. The fair value of the derivative asset of $385 (December 31, 2016 - $1,875) is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

13.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company has determined that it has two reportable operating segments, the San Francisco Mine and the Ana Paula project. Other consists primarily of the Company’s corporate assets, derivative assets, warrant liabilities and corporate and administrative expenses which are not allocated to operating segments and the Caballo Blanco Property which was disposed of during the three and six months ended June 30, 2016 (note 3).

A reporting segment is defined as a component of the Company:
•	that engages in business activities from which it may earn revenues or incur expenses;
•	whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,
•	for which discrete financial information is available.

The CODM evaluates segment performance based on earnings from operations and capital expenditures.

The Company does not treat the production of gold and silver, the primary two minerals produced at the San Francisco Mine, as separate operating segments as they are the output of the same production process, only become separately identifiable as finished goods and are not reported separately from a management perspective.

	Three months ended June 30, 2017
	San
	Francisco	Ana Paula
Segment results	Mine	Project	Other	Total
Revenue	$27,069	$-	$-	$27,069
Production costs	(16,071)	-	-	(16,071)
Depreciation and depletion	(791)	-	-	(791)
Corporate and administrative expenses	(835)	-	(1,621)	(2,456)
Earnings (loss) from operations	$9,372	$-	$(1,621)	$7,751
Capital expenditures	$2,878	$3,234	$38	$6,150

	Three months ended June 30, 2016
	San
	Francisco	Ana Paula
Segment results	Mine	Project	Other	Total
Revenue	$33,075	$-	$-	$33,075
Production costs	(18,296)	-	-	(18,296)
Depreciation and depletion	(4,019)	-	-	(4,019)
Corporate and administrative expenses	(509)	-	(1,589)	(2,098)
Impairment of exploration and evaluation	-	-	42	42
Earnings (loss) from operations	$10,251	$-	$(1,547)	$8,704
Capital expenditures	$559	$2,905	$-	$3,464

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

13.	SEGMENTED INFORMATION (continued)

	Six months ended June 30, 2017
	San
	Francisco	Ana Paula
Segment results	Mine	Project	Other	Total
Revenue	$59,375	$-	$-	$59,375
Production costs	(35,433)	-	-	(35,433)
Depreciation and depletion	(2,630)	-	-	(2,630)
Corporate and administrative expenses	(1,301)	-	(2,480)	(3,781)
Earnings (loss) from operations	$20,011	$-	$(2,480)	$17,531
Capital expenditures	$4,971	$5,983	$38	$10,992

	Six months ended June 30, 2016
	San
	Francisco	Ana Paula
Segment results	Mine	Project	Other	Total
Revenue	$61,684	$-	$-	$61,684
Production costs	(37,289)	-	-	(37,289)
Depreciation and depletion	(7,300)	-	-	(7,300)
Corporate and administrative expenses	(1,158)	-	(2,694)	(3,852)
Impairment of exploration and evaluation	-	-	(12,737)	(12,737)
Earnings (loss) from operations	$15,937	$-	$(15,431)	$506
Capital expenditures	$1,312	$5,545	$-	$6,857

	San
	Francisco	Ana Paula
Segment assets and liabilities	Mine	Project	Other	Total
As at June 30, 2017
Total assets	$75,898	$94,256	$11,897	$182,051
Total liabilities	$22,235	$1,920	$4,826	$28,981
As at December 31, 2016
Total assets	$66,508	$88,427	$15,908	$170,843
Total liabilities	$22,249	$1,791	$3,717	$27,757

During the three and six months ended June 30, 2017 and 2016, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Customer A	95%	93%	93%	94%
Customer B	5%	6%	6%	5%
Customer C	-	1%	1%	1%
Total	100%	100%	100%	100%

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

13.	SEGMENTED INFORMATION (continued)

Due to the nature of the gold market, the Company is not dependent on any customers to sell finished goods.

The Company’s metal revenues from operations, 100% of which are derived in Mexico, for the three and six months ended June 30, 2017 and 2016, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Gold	$26,897	$32,814	$58,995	$61,201
Silver by-product	172	261	380	483
	$27,069	$33,075	$59,375	$61,684

14.	EVENTS AFTER THE REPORTING PERIOD

On July 20, 2017, the Company completed a bought deal financing. The Company issued 8,062,000 units at a price of C$6.25 ($4.97) per unit for aggregate proceeds of C$50,388 ($40,038). Each unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant a “Warrant”). Each Warrant will entitle the holder to acquire one common share of the Company at a price of C$8.00 ($6.36) at any time prior to July 20, 2018.